AMERICAN INDEPENDENCE FUNDS TRUST

335 Madison Avenue, Mezzanine

New York, NY 10017

                                                                                                December 31, 2009

Keith A. O’Connell

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:       The American Independence Funds Trust
            SEC File Numbers: 811-21757; 333-149449

            NestEgg Accession No.–0001324443-09-000088

            American Independence Funds – Accession No. 0001324443-09-000090

Dear Mr. O’Connell:

            This letter is to advise you that we have filed two 485A filings today to incorporate Summary Prospectuses for our Funds.

            We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (646) 747-3477 or Terry Donovan at (646)747-3475 should you have any questions regarding this letter.

                                                                                                                                                                                                                                                Sincerely,

                                                                                                /s/ Eric M. Rubin

                                                                                                Eric M. Rubin